NORTHERN LIFE INSURANCE COMPANY
                              A RELIASTAR COMPANY
                 P.O. Box 12530, Seattle, Washington 98111-4530

This Endorsement is part of your Contract. The provisions of this Endorsement supersede any conflicting provisions in your Contract or in any prior endorsements.

"We" are the Northern Life Insurance Company. "You" are the Owner of the Contract according to our records. "IRC" means the Internal Revenue Code of 1986, as amended from time to time. "IRS" means the Internal Revenue Service.

This Endorsement amends the Contract to add Fixed Account C. Fixed Account C is provided as a vehicle for dollar cost averaging to any of the Variable Sub-Accounts. The Minimum Purchase Payment for fixed Account C is $5,000.

I. FIXED ACCOUNT. The Fixed Account consists of fixed Account A, Fixed Account B, and Fixed Account C. Purchase Payments allocated to any Fixed Account and the Contract Value reallocated to Fixed Account A or Fixed Account B, will be credited with interest at rates we determine from time to time, but never less than an effective yearly interest rate of three percent (3%).

II. REALLOCATIONS. Reallocations from Fixed Account C to the Variable Account must begin within 30 days and shall be in substantially equal payments over a period of twelve (12) months. You may change the Variable Sub-Account(s) receiving Fixed Account C reallocations with written notice prior to the Reallocation Date. Only one reallocation of Fixed Account C shall take place at any one time. If additional Purchase Payment(s) are received for allocation to Fixed Account C, the balance of Fixed Account C will be adjusted to reflect the subsequent payment(s) and reallocations will be recalculated based on the remaining 12 month period. Reallocations from the Fixed Account A, Fixed Account B, or the Variable Account to Fixed Account C are prohibited. No loans or full or partial withdrawals are available from Fixed Account C. Purchase Payments must be moved to Fixed Account A or Fixed Account B for loans or withdrawals.

III. REALLOCATION DATE. Reallocations from Fixed Account C will be transferred any time before the 29th day of each month. You may direct us on which day you want the reallocation.

IV. INTEREST CREDITING. We may credit interest in excess of the guaranteed rate of three percent (3%). Any interest rate in effect when an amount is allocated to a Fixed Account is for the calendar year. All interest will be credited and compounded daily to the Fixed Account value using the daily equivalent of the effective yearly interest rate.

V. FIXED ACCOUNT CONTRACT VALUE. The Fixed Account Value on any Valuation Date is:

     1. The sum of your Purchase Payment(s) allocated to Fixed Account A, Fixed Account B, and Fixed Account C;

     2. Plus any reallocations from the Variable Account to Fixed Account A and Fixed Account B;

     3. Plus interest credited to Fixed Account A, Fixed Account B, and Fixed Account C;

     4. Minus any previous partial Withdrawals, amounts applied to purchase partial Annuity Payouts, and annual contract charges applied to the Fixed Account:

     5.   Minus any previous reallocations to the Variable Account;

     6.   Minus Premium Tax deducted, if any.

I. DISCONTINUING REALLOCATIONS FROM FIXED ACCOUNT C. If reallocations from Fixed Account C are discontinued prior to the end of the twelve (12) month term, the remaining balance of Fixed Account C will be reallocated to Fixed Account A, unless you tell us differently.

Notwithstanding anything else in your Contract, the provisions of this Endorsement are controlling.

The Effective Date of this Endorsement is ________________________________



                                        /s/ Susan M. Bergen
                                            Secretary


                          FIXED ACCOUNT C ENDORSEMENT
                                     Page 1
Form No. 1300? 9-98